Exhibit 2
DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 11, 2010 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2009. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 26 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licences for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
2009 HIGHLIGHTS
•	Denison’s 2009 production totaled 1,426,000 million pounds U3O8 and 501,000 pounds V2O5.
•	Uranium sales were 1,127,000 million pounds U3O8 at an average price of $51.17 per pound.
•	Vanadium sales totaled 520,000 pounds V2O5 at an average price of $3.73 per pound and 229,000 pounds FeV at an average price of $11.09 per pound.
•
At the end of 2009 the Company had 484,000 pounds U3O8 and 773,000 pounds V2O5 and 2,000 pounds FeV in inventory available for sale. Based on current spot market prices, this inventory has a value of $24,582,000 million.

•	In 2009 Denison paid down all of its debt and at year end is debt-free and has a cash balance of $19.8 million and working capital of $75.6 million.
•
At the Wheeler River property in the Athabasca Basin region of northern Saskatchewan, Denison announced one of the best new discoveries in this uranium rich region in the last twenty years. Some of the best intersections of the three 2009 drill programs included 62.6% U3O8 over 6.0 metres, 32.8% eU3O8 over 7.6 metres and 16.8% over 9.0 metres.

•
In Mongolia, the Gurvan Saihan Joint Venture’s (70% owned by Denison) resource report was formally accepted by the Mongolian government. This is the first uranium resource accepted by the government and is the first stage in the receipt of a mining licence.

•	In Zambia, the Mutanga project’s Environmental Report, or Environmental Impact Statement, was accepted by the Zambian government.
•	At the White Mesa mill the Company worked through 2009 without a lost time accident and surpassed the admirable milestone of 1.0 million hours worked without a lost time accident.
ABOUT DENISON
Denison was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”) and by articles of arrangement effective December 1, 1006. Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.
Denison is a diversified, intermediate uranium producer with uranium production in both the U.S. and Canada and development projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and conventional uranium mills currently operating in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of processing uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Strategy
Denison intends to position the Company as an important global uranium producer with annual uranium production of not less than 10 million pounds by 2020 at the latest. This will take place through production from Denison’s currently operating mines and through its ongoing business development activities, including exploration and development of existing projects. Denison will also look to diversify its production geographically and evaluate opportunities to make in-situ uranium recovery a larger component of its production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Uranium Industry
Nuclear power capacity and power generation is growing significantly, while uranium production is struggling to catch up after many years of low prices and limited exploration for new deposits required to support the growth of nuclear power and to replace depleting ore bodies. As a result, there is a tight long-term supply-demand balance which can be expected to continue for the foreseeable future. Prices must rise to higher, sustained levels to support the new mines required to meet the increasing demand.
Uranium Demand
There are currently 436 nuclear reactors operating worldwide in 30 countries, generating 372.6 gigawatts of electricity and supplying 15% of the world’s electrical requirements. Of greater significance, 53 nuclear reactors are under construction in 13 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 40 reactors under construction. China, in particular, has a very aggressive new build program underway. By 2020, it is estimated that there will be 570 nuclear reactors in operation worldwide, supplying 518.5 gigawatts. This would represent an increase of over 30% in only 10 years, with 11 new countries joining the nuclear family.
Nuclear reactors are very capital intensive; therefore economics dictate that they need to be operated to the maximum as base-load power. As a consequence, demand for uranium is nearly non-elastic. Ux Consulting (“UxCo”) has estimated in its “Uranium Market Outlook — Q1 2010”, that uranium demand will grow from 185 million pounds of U3O8 in 2009 to 247.3 million pounds in 2020.
While long-term demand is steadily growing, short-term demand is affected in a large part by utilities’ uncovered requirements. Utilities normally purchase the majority of their fuel requirements under long-term contracts. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively low uncovered demand so utility buying is purely discretional and price driven.
Primary Uranium Supply
Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 70% of demand and many more are required to meet the increasing future demand and to replace mines that are being depleted.
UxCo has estimated in its “Uranium Market Outlook — Q1 2010” that existing mine production plus new planned and potential mine production will increase primary uranium supply from 131.8 million pounds in 2009 to 210.4 million pounds in 2020, falling short of expected demand of 247.3 million pounds per year. The principal driver for the increase in primary mine production is expected to be Kazakhstan, which is projected to nearly triple production between 2008 and 2020. However prices will need to increase appreciably to support the additional higher cost production required to meet these production forecasts.
Secondary Uranium Supply
Primary mine production currently supplies less than 70% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate in 2013. The supply gap created by this termination will need to be made up from new primary mine production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed. The disposition of government inventories held by the United States and Russia will have a market impact over the next 10 to 20 years; however, the rate and timing of this material entering the market is uncertain.
Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3 to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term prices.
UxCo expects that secondary sources of supply will fall from 52 million pounds to 19 million pounds per year from now to 2020.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities must secure their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for four to eight delivery years. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions which affect the amount paid by the buyer to the seller. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.
The long-term price rose from just under $11.00 per pound at the end of 2002 to a peak of $95.00 in May 2007 and remained at that level until mid-2008. Since then, it has steadily declined to $62.00 at the end of 2009. Long-term prices are driven more by production costs and the future supply-demand balance than by customer inventories. This is one of the reasons why a gap between long-term prices and spot prices exist.
Spot prices rose rapidly from a low of $7.10 per pound U3O8 in December 2000 to a peak of $136.00 per pound U3O8 in mid 2007 before declining and ending 2007 at $95.00 per pound U3O8. Spot prices in 2008 and 2009 have been very volatile but have generally continued to decline. The low price for 2009 was $40.00, reached in early April. Prices generally fluctuated during 2009, from the low $40s to the low $50s and ended the year at $44.50 per pound U3O8.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. The top ten producers accounted for over 90% of the world’s primary mine supply in 2009.
Nearly 70% of the world’s production came from four countries, namely — Kazakhstan, Canada, Australia and Namibia. Kazakhstan passed Canada in 2009 as the largest producer.
Marketing Uranium
The sale of the majority of Denison’s uranium is under long-term contracts. These long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indicies and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In 2009, approximately 60% of the total sales volume was sold under long term contracts, with the remainder in the spot market. The Company currently has five long-term contracts in place. One is for the sale of the lesser of 50% of White Mesa mill production or 750,000 pounds in 2010 and 1,000,000 pounds in 2011, and then 32% of the production until a total of 2.5 million pounds have been delivered and then 17% of production until a total of 6.5 million pounds have been delivered. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. This contract is for a total of 6.5 million pounds, of which by the end of 2009, 535,000 pounds have been delivered. The second contract is for 20% of the Company’s annual production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. The purchase price per pound is based on industry standard terms. This agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. The third contract is for delivery of 1,000,000 pounds of U3O8 from U.S. or Canadian production over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings. The fourth contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price. Finally, Denison has one joint contract with ARC under which Denison will deliver 49,000 pounds from its Canadian production in 2010. This contract is priced based on the average quoted spot price over the quarter prior to delivery.
Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.
The Vanadium Market
Steelmaking accounts for 93% of world vanadium consumption, and world steel production dropped from 1.5 billion metric tons in 2008 to under one billion metric tons in 2009. The chemical and titanium alloy industries normally consume 4% and 3% of supply, respectively, and reduced vanadium requirements in these sectors also occurred during this timeframe.
Approximately 20% of vanadium in the world is produced from primary ore from sources in China, Russia and South Africa. The remaining 80% is produced from secondary production, or processing of steelmaking slag, oil and coal residues, spent catalysts and uranium co-products. The only uranium co-product producer of vanadium in the world at this time is Denison.
Due to falling market prices and the high cost of production from primary ore, many of these facilities have shut down. The largest secondary producers from steelmaking slag are in Russia and South Africa, and output was either cut back or halted during the year. In spite of these cutbacks, producers’ inventories increased due to the drop in demand, and market prices fell. It is unclear whether the more expensive primary ore production that was idled will restart, or will be permanently shut down. If the latter is the case, it will strengthen the position of suppliers such as Denison.
At present, China is the largest steel producer in the world, but has lagged behind the other leading steel producing nations in the inclusion of vanadium as a micro alloy. Several industry analysts anticipate that the construction of new infrastructure in China, India and Russia will create increased demand for vanadium, especially in commercial building construction, roads and bridges, and power generation plants and transmission systems throughout those nations. Were China to increase its vanadium consumption to match the average seen throughout the western world, vanadium requirements could potentially increase by approximately 116 million pounds vanadium blackflake (“V2O5”) per year, from current requirements of about 250 million pounds V2O5 per year.
The Company expects that the lower level of prices seen for the past year and a half should begin to strengthen slowly throughout 2010 as buyers begin to restock their diminished inventories, provided economic recovery gradually improves and steel production begins to increase in the U.S., Europe and the Far East.
Vanadium Marketing
All of Denison’s vanadium sales during 2009 have been spot market sales, primarily to industry trading and brokerage companies. During 2009, Denison worked to increase the market awareness and exposure of the Company throughout the world, and has had considerable success.
Denison also concluded sales of V2O5 for product analysis and qualification with companies involved in titanium alloys in the aircraft engine and airframe industry. As businesses become familiar with the Company’s product and satisfy themselves that it is compatible with their processes, Denison expects to enter into long-term sales agreements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

	Three Months ended	Year ended	Year ended	Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2009	2009	2008	2007

Results of Operations:
Total revenues	$31,052	$79,170	$123,184	$76,764
Net income (loss)	(36,127)	(147,012)	(80,648)	47,244
Basic earnings (loss) per share	(0.11)	(0.51)	(0.42)	0.25
Diluted earnings (loss) per share	(0.11)	(0.51)	(0.42)	0.24

	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,
	2009	2008	2007

Financial Position:
Working capital	$75,578	$34,655	$75,915
Long-term investments	10,605	10,691	20,507
Property, plant and equipment	691,039	717,433	727,823
Total assets	867,981	885,702	1,001,581
Total long-term liabilities	$127,931	$249,716	$175,081
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $147,012,000 ($0.51 per share) for 2009 compared with net loss of $80,648,000 ($0.42 per share) for 2008.
Revenues
Uranium sales revenue for the fourth quarter was $24,800,000. Sales from U.S. production were 350,000 pounds U3O8 at an average price of $43.23 per pound. Sales of Canadian production were 198,000 pounds U3O8 at an average price of $45.75 per pound. Uranium sales revenue also includes amortization of the fair value increment related to the Denison Mines Inc. (“DMI”) sales contracts totaling $622,000 for the quarter.
Uranium sales revenues for the year were $59,889,000. Sales from U.S. production were 635,000 pounds U3O8 at an average price of $53.04 per pound. Sales of Canadian production were 492,000 pounds U3O8 at an average price of $48.76 per pound. Amortization of the fair value increment totaled $2,313,000 for the year.
Uranium sales revenue in the fourth quarter of 2008 totaled $34,812,000. Sales from U.S. production were 400,000 pounds U3O8 at an average price of $61.50 per pound. Sales of Canadian production were 177,000 pounds U3O8 at an average price of $52.28 per pound. Amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI totaled $859,000. Uranium sales revenues for the 2008 year were $114,588,000, with sales of U.S. production of 920,000 pounds U3O8 at an average price of $67.27 per pound, and sales of Canadian production were 743,000 pounds U3O8 at an average price of $57.40 per pound. Amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI totaled $9,449,000.
During the three months ended December 31, 2009, the Company sold 11,000 pounds of V2O5 at an average price of $6.00 per pound and 142,000 pounds of ferrovanadium (“FeV”) at an average price of $10.96 per pound. Total vanadium sales revenue was $1,617,000. During the year ended December 31, 2009, the Company sold 520,000 pounds V2O5 at an average price of $3.73 per pound and 229,000 pounds of FeV at an average price of $11.09 per pound. Total vanadium sales revenue was $4,480,000. No vanadium was sold in 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Revenue from the environmental services division was $12,226,000 compared to $5,562,000 in 2008. The increase in revenue is related to the Company’s contract with the Yukon government for site maintenance and water treatment services for the Faro mine site in Yukon which was signed in late 2008. Revenue from the management contract with UPC was $2,522,000 compared to $2,929,000 in 2008.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 934,000 pounds U3O8 for the three months ended December 31, 2009 and 3,609,000 pounds U3O8 for the year ended December 31, 2009 compared with 682,000 pounds U3O8 for the three months and 3,248,000 pounds U3O8 for the year ended December 31, 2008. Denison’s 22.5% share of production totaled 210,000 pounds and 812,000 pounds respectively for the 2009 periods and 154,000 pounds and 731,000 pounds respectively for the 2008 periods.
Canadian production costs for the fourth quarter were $50.47 (CDN$53.35) per pound U3O8 including $30.48 (CDN$32.22) per pound U3O8 for amortization, depletion and depreciation costs compared to $57.99 (CDN$70.26) per pound U3O8 including $29.28 (CDN$35.47) per pound U3O8 for amortization, depletion and depreciation costs for the fourth quarter of 2008. For the year ended December 31, 2009, production costs were $45.49 (CDN$51.94) per pound U3O8 including $26.00 (CDN$29.69) per pound U3O8 for amortization, depletion and depreciation costs compared to $55.29 (CDN$58.94) per pound U3O8 including $32.10 (CDN$34.22) per pound U3O8 for amortization, depletion and depreciation costs for the year ended December 31, 2008.
Inventory from Canadian production was 342,000 pounds U3O8 at December 31, 2009.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to grant the McClean Lake operating licence. The ARG is challenging the legality of the licence renewal on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The operations should not be affected by the legal proceedings. An adverse decision by the court could have a significant adverse impact on the Company.
At the White Mesa mill, processing of alternate feed material began in early June using the newly constructed alternate feed circuit. Production from alternate feed material in the three months and year ended December 31, 2009 was 107,000 and 191,000 pounds U3O8, respectively. Processing of conventional ore ceased in May 2009, yielding a total of 423,000 pounds U3O8. Total production year to date from both alternate feed and conventional ore was 614,000 pounds U3O8. Processing of conventional ore at White Mesa is expected to resume in March of 2010. Production was 485,000 pounds U3O8 for the three months and 885,000 pounds U3O8 for the year ended December 31, 2008. The Company produced 501,000 and 1,223,000 pounds V2O5 for the years ended December 31, 2009 and 2008 respectively.
At December 31, 2009, a total of 174,000 tons of conventional ore was stockpiled at the mill containing approximately 706,000 pounds U3O8 and 3,600,000 pounds V2O5. The Company also has approximately 638,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at December 31, 2009.
Production costs for the three months ended December 31, 2009, including mill fixed and conventional ore stand-by costs were $52.06 per pound U3O8 equivalent. Deducting depletion, amortization and depreciation yields a production cost of $39.52 per pound. The production costs for the year ended December 31, 2009 were $70.26 per pound U3O8 equivalent. Deducting depletion, amortization and depreciation yields a production cost of $37.62.
Inventory available for sale from U.S. production was 142,000 pounds U3O8 and 773,000 pounds V2O5 and 2,000 pounds FeV at December 31, 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club and Kaibab Band of Paiute Indians (“the Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 Mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. On February 5, 2010, Denison filed a motion to be added as an intervener in this lawsuit. Denison believes that each of these allegations is without legal merit, is not supported by the administrative record, and should be dismissed. However, if the Plaintiffs are successful in their claims, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter, which could have a significant adverse impact on the Company.
Other
Operating costs for the year include an expense of $3,712,000 (2008-$9,500,000) relating to the net realizable value of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES division amounting to $11,432,000 in 2009 and $5,188,000 in 2008.
Sales Royalties and Capital Taxes
Sales royalties on Canadian production and capital taxes totaled $628,000 and $1,675,000 for the three months and year ended December 31, 2009 compared with $647,000 and $3,117,000 for the same periods in 2008. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Corporation Capital Tax Act (Saskatchewan). The Government of Saskatchewan also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. It is likely that Denison will pay tiered royalties in 2010. The Government of Saskatchewan, in conjunction with the uranium industry in Saskatchewan, is reviewing the current tiered royalty structure with a view to altering it to better align it with current and future industry economics.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2009 exploration expenditures totaled $2,553,000, and $10,120,000 for the year ended December 31, 2009 as compared to $2,080,000 and $20,114,000 for the three months and year ended December 31, 2008.
A majority of the exploration expenditures during 2009 were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the ARC operated McClean and Midwest joint ventures, as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,330,000 of which $2,297,000 was expensed in the statement of operations for the three months ended December 31, 2009 and totaled $8,330,000 of which $7,726,000 was expensed in the statement of operation for the year ended December 31, 2009. For the three months ended December 31, 2008, Canadian exploration spending totaled $733,000 of which $624,000 was expensed and totaled $12,943,000 of which $11,953,000 was expensed for the year ended December 31, 2008.
The results of the three 2009 drilling programs, on the Wheeler River property in the Athabasca Basin, have confirmed that the Phoenix discovery has the potential to host an economically significant, high-grade uranium deposit. In 2009, 43 holes were drilled totalling 19,000 metres, with the drilling primarily focussed on the Phoenix discovery. The uranium mineralization extends over a one kilometre strike length and remains open in both directions at a depth of approximately 400 metres.
During the winter program, the first indications of high grade mineralization were identified in hole WR-258 which intersected 11.2% U3O8 over 5.5 metres. The summer drill program included the best intersection to date of 62.6% U3O8 over 6 metres in hole WR-273. The best intersections of the fall program were 32.8% eU3O8, 16.8% U3O8, 12.74% U3O8 and 8.02% U3O8 over 7.6, 9.0, 3.0 and 5.0 metres in holes WR-287, 286,291A and 290, respectively.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Exploration expenditures of $121,000 for the three months ended December 31, 2009 ($916,000 for the three months ended December 31, 2008) and of $2,054,000 for the year ended December 31, 2009 ($4,436,000 for the year ended December 31, 2008) were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. At the Ulzit project, mineralization first discovered in 2008 was followed up on and further continuity of this mineralization was confirmed. A new zone of mineralization was discovered at the Choir Depression. Both of these areas of mineralization will require further drilling to confirm potential resources.
In Zambia, the environmental report was approved by the Government of Zambia and work continued on the mining licence and radioactive licence applications.
General and Administrative
General and administrative expenses totaled $3,085,000 for the three months ended December 31, 2009 compared with $3,349,000 for the three months ended December 31, 2008. For the year ended December 31, 2009, general and administrative expenses totaled $13,883,000 compared to $14,754,000 for the same period in 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Stock Option Expense
Stock option expense totaled $1,089,000 and $3,847,000 for the three months and year ended December 31, 2009 respectively. In fiscal 2008, stock option expense totaled $4,178,000 and $6,062,000 for the three months and year ending December 31, 2008.
Impairment of Mineral Properties
During the third quarter, the Company determined that it should take an impairment charge against the carrying value of its mineral property investment in Zambia and has accordingly recorded a write-down of $100,000,000. The impairment recognizes a decline in the long-term uranium price outlook and refinements in the mine plan and project cost estimates. The impairment charge was determined based on comparisons of current market values of similar properties. The Company also recorded a future income tax recovery of $30,000,000 as a result of the impairment charge. The Company continues to work towards a production decision for the project.
Impairment of Goodwill
Denison evaluates the carrying amount of goodwill annually to determine whether events or changes in circumstances indicate whether such carrying amount has become impaired. Denison’s goodwill amount arises from the acquisition of DMI in 2006. The goodwill was allocated to the Canadian mining segment. Denison examined the fair value of the assets and liabilities of the segment at December 31, 2009. The determination of fair market value was based on discounted cash flow analysis for production assets using consensus expectations for future uranium prices and foreign exchange, future costs and a discount rate of 10.5%. Exploration properties were valued at estimated market value at December 31, 2009. Based on this analysis, the Company determined the fair values have decreased and, as a result, determined that an impairment charge of $22,136,000 should be made and charged to operations in the fourth quarter.
Other Income and Expenses
Other income (expense) totaled $1,961,000 for the three months ended December 31, 2009 compared with $2,533,000 for the three months ended December 31, 2008. For the year ended December 31, 2009, other income (expense) totaled $(14,551,000) compared to $2,468,000 for the same period in 2008. This consists primarily of foreign exchange losses, interest expense and investment disposal gains. Foreign exchange losses totaled $2,483,000 for the three months and $17,476,000 for the year ended December 31, 2009. In 2008, other income (expense) was primarily due to losses on portfolio investments which totaled $12,952,000 and gains on foreign exchange which totaled $15,544,000.
Other income (expense) included interest incurred on company indebtedness of $3,000 for the three months and $1,438,000 for year ended December 31, 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Income Taxes
The Company has provided for a current tax recovery of $1,691,000 and a future tax recovery of $36,843,000. The current tax recovery relates to the anticipated recovery of taxes paid in prior years of $1,883,000, offset by current taxes payable of $192,000. The future tax recovery is primarily comprised of (i) a $30,000,000 reduction in the future tax liability in Zambia, as a result of the impairment recorded in respect of the Mutanga project, (ii) the recognition of $2,579,000 in previously unrecognized Canadian tax assets; and (iii) a $2,292,000 reduction in the future tax liability in Canada resulting from a decrease in the corporate income tax rate in Ontario. The Government of Ontario announced a reduction in the province’s corporate income tax rate, from 14% to 10%, in its spring 2009 budget. The rate change will be phased in from July 1, 2010 to July 1, 2013. For accounting purposes, the rate change became substantively enacted during the fourth quarter of 2009.
OUTLOOK FOR 2010
Denison has used a U3O8 spot price of $49.00 per pound U3O8 and a long term price of $64.00 per pound, a V2O5 price of $5.75 per pound and foreign exchange rate of US$1.00 = CDN$1.075 in developing this 2010 outlook.
Mining Operations
Denison’s uranium production is expected to total 1.6 million pounds of U3O8 in 2010, coming from production at the White Mesa mill in the United States, and its share from production at the McClean Lake mill in Canada. Vanadium production is expected to total approximately 2.8 million pounds of V2O5. The Company anticipates that the White Mesa mill will begin processing conventional ore in March and continue for the remainder of the year.
Uranium and vanadium sales are expected to be approximately 1.8 million pounds U3O8 and 3.4 million pounds V2O5. Based on the budgeted uranium prices noted above and Denison’s current long term contracts, the Company expects to achieve an average realized price of $54.34 per pound U3O8 sold. Mining revenue is forecast to be approximately $119 million of which $19.3 million will be vanadium sales.
For each $5.00 per pound change in the U3O8 spot price, the revenue changes by $4.8 million and a $4.00 change in the long-term price changes revenue by $2.3 million. A $1.00 per pound change in the vanadium price results in a $3.4 million change in revenue. A $0.01 change in the foreign exchange rate changes cash flow by $0.2 million.
The cash cost of production is expected to average $35.15 per pound of U3O8 net of vanadium credits, excluding sales royalties and mine stand-by costs. This compares to $44.27 in 2009 calculated on the same basis.
Total operating capital expenditures are projected to be approximately $17.5 million.
Business Development
In 2010 Denison will participate in exploration programs on 10 properties in Canada and the United States. The total spending for these programs is expected to be $11.5 million of which Denison’s share will be approximately $6.3 million of which $4.4 million will be spent in Canada. The most significant of these programs will be carried out to further define economic uranium resources on the Wheeler River property in Saskatchewan where the important new Phoenix discovery was made in 2009. A 45 hole, 22,500 metre drilling program has begun which will continue to evaluate the new discovery and test additional areas with known uranium mineralization along the same mineralized trend.
Exploration work in Canada will also be carried out on the Hatchet Lake, Turkey Lake, Park Creek, Moore Lake, McClean Lake, Midwest and Wolly projects. In the United States, work will be carried out on the Beaver and Pandora mine properties at a cost of $1.9 million in an effort to outline new resources which could extend the mine life of the existing operations on these properties.
On development stage projects a total of $8.8 million will be spent in 2010 of which $6.5 million will be incurred to advance the Zambian and Mongolian projects and to develop a longer term strategy for these assets and their development. In the United States, the permitting process will be advanced for the Pinenut, EZ1/EZ2 and Canyon deposits at a cost of $1.7 million in preparation for their development for production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2009	2009	2009	2009
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$31,052	$12,748	$13,372	$21,998
Net income (loss)	(36,127)	(91,343)	(18,215)	(1,327)
Basic and diluted earnings (loss) per share	(0.11)	(0.27)	(0.07)	(0.01)

	2008	2008	2008	2008
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$36,807	$36,483	$31,713	$18,181
Net income (loss)	(56,762)	332	(13,756)	(10,462)
Basic and diluted earnings (loss) per share	(0.30)	0.00	(0.07)	(0.06)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $19,804,000 at December 31, 2009 compared with $3,206,000 at December 31, 2008. The increase of $16,598,000 was due primarily to cash used in operations of $42,442,000, expenditures of $38,850,000 on property, plant and equipment and repayment of long term debt of $99,620,000, which was financed by sales of long-term investments of $11,128,000 and new common share issues totaling $185,034,000.
Net cash used in operating activities of $42,442,000 during the year ended December 31, 2009 is comprised of net loss for the year, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease in accounts payable and accrued liabilities of $15,071,000 and an increase of $22,229,000 in inventories and a decrease of $344,000 in trade and other receivables. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods. The decrease in accounts payable and accrued liabilities is primarily due to the level of operating activity.
Net cash used in investing activities was $27,116,000 consisting primarily of expenditures on property, plant and equipment of $38,850,000 less proceeds from the sale of investments of $11,128,000.
Net cash from financing activities totaled $85,414,000 consisting of $185,034,000 from the issue of common shares less $99,620,000 repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $16,598,000 during the year.
The Company has in place a $60,000,000 revolving term credit facility (“the credit facility”). The credit facility contains three financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and 50% of positive Net Income in each fiscal quarter from September 30, 2009, the second requiring a minimum current ratio of 1.10 to 1 and the other requires the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The credit facility terminates on June 30, 2011. There is currently no debt outstanding under this facility; however $9,228,000 of the line is currently used as collateral for certain letters of credit.
The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In 2008, the Company sold 50,000 pounds of U3O8 to UPC at a price of $64.50 per pound for total consideration of $3,225,000.
The following transactions were incurred with UPC for the periods noted below:

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2009	2008	2009	2008
Revenue
Uranium sales	$—	$—	$—	$3,225
Management fees (including expenses)	397	318	1,541	1,695
Commission fees on purchase and sale of uranium	239	—	981	1,234

Total	$636	$318	$2,522	$6,154

At December 31, 2009, accounts receivable includes $165,000 (2008 — $130,000) due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. One representative from KEPCO has been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At March 11, 2010, there were 339,720,415 common shares issued and outstanding, 7,829,140 stock options outstanding to purchase a total of 7,829,140 common shares and 2,225,000 warrants outstanding to purchase a total of 6,408,000 common shares, for a total of 353,957,555 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, and intangible assets. Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. To test recoverability, the net book value of the long-lived asset is compared to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment is measured as the excess of the carrying value over the fair value, determined principally by discounting the estimated net future cash flows expected to be generated from the use and eventual disposal of the related asset. In the event that the Company has insufficient information about the long-lived asset to estimate future cash flows to test the recoverability of the capitalized cost amounts, the Company will test for impairment by comparing the fair value to the carrying amount without first performing a test for recoverability.
Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in commodity prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill. For reporting units that have recorded goodwill, the estimated fair value of the unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Inventory
The Company values its concentrate inventories; work in process and ore stockpiles at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and depletion. Realizable value is based on commodity prices, which can be subject to significant change from period-to-period.
Future Tax Assets and Liabilities
Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be set up, otherwise the Company provides a valuation allowance against the excess. It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.
Provision for Other than Temporary Impairment in the Value of Investments
The Company reviews those investments that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced significant declines in the market based on critical events and current economic conditions, even if those investments have been below cost for less than a six month period. When a loss in value is considered to be other than a temporary impairment this is recognized in the results of operations. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the CICA Handbook effective January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. There was no impact to the Company’s financial statements from adopting this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties. Adoption of this pronouncement did not have any material effect on the financial statements.

d)
The CICA amended Section 3855 “Financial Instruments” to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

e)
In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value when the impairment is considered to be other than temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

f)
In June 2009, the CICA amended Section 3862 “Financial Instruments — Disclosures” to require enhanced disclosure about the fair value assessments of the financial instruments. The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values. The amendments apply to annual financial statements for fiscal years ending after September 30, 2009. The Company has adopted these disclosures effective in the December 31, 2009 annual financial statements.

Accounting Standards Issued but not yet Adopted
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2010:
a)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R) “Business Combinations” and No. 160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Company is continuing the process to convert its basis of accounting from Canadian GAAP to International Financial Reporting Standards (IFRS). The Company’s IFRS transition date occurred on January 1, 2010 and reporting under IFRS will be required for the three-month period ending March 31, 2011 and all reporting periods thereafter. For 2011 reporting periods, Canadian GAAP amounts reported during the 2010 reporting year will be restated under IFRS for comparative purposes.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The IFRS implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
The initial diagnostic phase was completed in third quarter 2008. This review identified the major components of the financial statements that will be impacted by the change in standards, and included an evaluation of the magnitude of the financial statement impact, the implementation effort required and the anticipated complexity of the change.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and the review by audit committee; the quantification of impact of changes to our existing accounting policies on our opening IFRS balance sheet; and the development of draft IFRS financial statements. This phase also involves the development of IFRS training programs for key personnel, and the identification of changes to systems and to our internal controls over financial reporting.
The implementation phase involves the implementation of required changes to our information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.
The impact analysis and design phase and the implementation phase are currently underway. Component specific IFRS training was developed, for areas identified in the diagnostic phase, and delivered to all key finance personnel during Q2 and Q3 2009. Evaluation and selection of accounting policies is currently underway and management review of the recommended accounting policies is expected to be completed during Q1 2010. Other work that is underway includes analysis of additional financial statement and note disclosures, review of information system and internal control changes required, and development of additional training required for key personnel.
Potential Impact of IFRS Implementation on Denison
The following areas represent what we believe to be the major differences between IFRS and Canadian GAAP for Denison. The list and components below should not be regarded as a complete list of changes that will result from the transition to IFRS.
IFRS 1, First-time Adoption of International Financial Reporting Standards
IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective applications of IFRS. The purpose of the options is to provide relief to companies and simplify the conversion process by not requiring them to recreate information that may not exist or may not have been collected at the inception of the transaction. We have analyzed the various exemptions available and are working towards implementing those most appropriate in our circumstances.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The most significant IFRS 1 exemptions which we are considering applying in the preparation of our first consolidated financial statements under IFRS are as follows.
Property Plant and Equipment
We have the option to record items of property, plant and equipment at their fair value on transition to IFRS. This value becomes the deemed cost of the asset. The election can be taken on an asset by asset basis. We are considering utilizing this election for certain assets.
Business Combinations
Under IFRS, we have the option to either retroactively apply IFRS 3R “Business Combinations” to all business combinations or may elect to apply the standard prospectively only to those acquisitions which meet the expanded definition of a business combination after the date of this transition. We expect to apply the standard prospectively from the date of transition, January 1, 2010.
Impairment of Non Current Assets
Under Canadian GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash flow expected to be generated is higher than the carrying amount, no further analysis is required. If the undiscounted cash flow is lower than the carrying amount of the assets, the assets are written down to their estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use (which uses discounted cash flows). This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP does not permit reversal of impairment losses.
Mineral Property and Exploration Costs
Under IFRS 6, an entity should determine an accounting policy specifying which expenditures are recognized and exploration and evaluation assets and apply the policy consistently. An entity adopting IFRS 6 may continue to use accounting policies applied immediately before adopting IFRS. Denison will likely continue its current accounting policies in this area under IFRS.
Future Income Taxes
The accounting for future or deferred income taxes, under IAS 12, is fundamentally similar to the current Canadian GAAP standard. However, there are some specific differences between IAS 12 and Canadian GAAP, that may impact our deferred tax balances or the amount reported in profit or loss for deferred taxes. Under Canadian GAAP, the movement in deferred tax assets and liabilities is typically recognized as income or an expense, and included in profit or loss for the period. Under IFRS, if the transaction that gives rise to a temporary difference is recorded directly in equity, the movement in that particular deferred tax balance, during the same or a different period, is also recorded directly in equity (rather than in profit or loss). To the extent that the accounting basis of various assets and liabilities are adjusted as part of the IFRS conversion, we also expect that the carrying value of our deferred tax balances will change.
Under Canadian GAAP, where an asset is acquired (other than in a business combination) and the tax basis is less than the cost of the asset, a deferred tax liability is recognized on the asset acquisition, and is added to the cost of the asset through a gross-up calculation. IFRS does not permit the recognition of a deferred tax liability on the initial recognition of an asset, in a transaction that is not a business combination. When Denison acquired OmegaCorp. Limited (“Omega”) in 2007, the transaction was treated as an asset acquisition, with the majority of the fair value allocated to the Mutanga project mineral property resources. As a result, for Canadian GAAP purposes, a future tax liability was recognized and the carrying amount of the asset was increased to arrive at the purchase price of net assets. At December 31, 2009, the deferred tax liability recognized on the balance sheet, in respect of the Omega acquisition, is approximately $20.2 million. Under IFRS, we expect that the future tax liability in respect of Omega will be eliminated, and the carrying value of the asset will be adjusted accordingly.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CONTRACTUAL OBLIGATIONS
At December 31, 2009, the Company had a reclamation liability of $17,906,000 consisting of $8,609,000 for U.S. mill and mine obligations, $8,155,000 for Elliot Lake and $1,142,000 for the McClean Lake and Midwest joint ventures.
In addition, the Company’s contractual obligations at December 31, 2009 are as follows:

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$1,064,000	$869,000	$122,000	$73,000	$—
Operating lease and other obligations	$4,067,000	$2,731,000	$882,000	$322,000	$132,000
ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2009 are $17,906,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds and letters of credit and trust funds as security for these liabilities. At December 31, 2009, the amount of these restricted cash and investments and line of credit collateralizing the Company’s reclamation obligations was $30,884,000.
Although the White Mesa mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with Utah Department of Environmental Quality, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. As requested by the GWDP, the mill added over 40 additional monitoring parameters and fifteen additional monitoring wells to its ground water monitoring program at the site. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2008. Denison is continuing to work with the State of Utah to develop a long-term corrective action plan. A draft of an action plan was submitted by Denison and is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
Elevated concentrations of nitrate and chloride were observed in some monitoring wells at the mill site in 2008 a number of which were upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, the Company retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009 and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of Mill activities. UDEQ is currently reviewing the Report. While the investigations to date indicate that the source of this nitrate and chloride contamination is not the result of mill activities, UDEQ has not completed its review or come to its own conclusions as to the source of the contamination or the responsibility for clean up. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and, if determined to be the responsibility of the Company, could be significant.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licences in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favorable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the common shares could continue to be adversely affected.
Market Price of Shares
Securities of mining companies have experienced substantial volatility in the past, including during the current credit crisis, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline. If an active market does not exist, investors may lose their entire investment in the Corporation. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financing
If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Reserves and Resources
McClean Lake, Midwest, Arizona Strip, Colorado Plateau, Henry Mountains, GSJV, Mutanga and Dibwe reserves and resources are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing and assumptions as to future commodity prices.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes and varying conditions in the commodity markets.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Accounting Policies
The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgements or rely on assumptions about matters that are inherently uncertain. The Company’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management of Denison exercises judgement in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in Denison reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Ability to Maintain Obligations Under Credit Facility and Other Debt
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI, and by property of the Company’s material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful, and it is possible that some of Denison’s customers could fail to pay for the uranium or vanadium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Potential Influence of KEPCO
As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 15% of Denison’s common shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of Denison’s common shares, it will be entitled to appoint one director. KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The KEPCO SRA also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy Inc. all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred herein or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.